UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _____)*

GAIN Capital Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

36268W100

(CUSIP Number)

November 7, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 36268W100	Page 2 of 10

1	NAME OF REPORTING PERSON Master Global Assets Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,888,397
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,888,397
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,888,397
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.35%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 36268W100	Page 3 of 10

1	NAME OF REPORTING PERSON Michel Daher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,888,397(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,888,397(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,888,397(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.35%
12	TYPE OF REPORTING PERSON IN

(1)	Michel Daher, as Chairman and co-owner of Master Global Assets Limited, may be deemed to beneficially own and hold shared voting and dispositive power with respect to the shares of Issuer’s Common Stock owned by Master Global Assets Limited.

CUSIP NO. 36268W100	Page 4 of 10

1	NAME OF REPORTING PERSON Abdallah Daher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Lebanon
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,888,397(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,888,397(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,888,397(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.35%
12	TYPE OF REPORTING PERSON IN

(1)	Abdallah Daher, as Director and co-owner of Master Global Assets Limited, may be deemed to beneficially own and hold shared voting and dispositive power with the respect to the shares of Issuer’s Common Stock owned by Master Global Assets Limited.

CUSIP NO. 36268W100	Page 5 of 10

Item 1.	(a)	Name of Issuer: GAIN Capital Holdings, Inc.

Item 1.	(b)	Address of Issuer's Principal Executive Offices:

135 US Highway 202/206, Suite 11
Bedminster, NJ 07921

Item 2.	(a)	Name of Person Filing:

(1)	Master Global Assets Limited
(2)	Michel Daher
(3)	Abdallah Daher

The persons named under this Item 2(a) are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2.	(b)	Address of Principal Business Office or if None, Residence:

(1)	Address for Master Global Assets Limited:
Walkers Corporate Services (BVI) Limited
Walkers Chambers
171 Main Street
Round Town Tortola VG91110
British Virgin Islands

(2)	Address for Michel Daher:
P.O. Box 241
Fezol Main Road
Bekaa Valley, Lebanon

(3)	Address for Abdallah Daher:
P.O. Box 241
Fezol Main Road
Bekaa Valley, Lebanon

Item 2.	(c)	Citizenship:

The place of organization for Master Global Assets Limited is the British Virgin Islands. Michel Daher and Abdallah Daher are citizens of Lebanon.

CUSIP NO. 36268W100	Page 6 of 10

Item 2.	(d)	Title of Class of Securities:

Common Stock

Item 2.	(e)	Cusip Number:

36268W100

Item 3.	Statements filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned (describe):

1,888,397 shares of Common Stock by each Reporting Person.

(b)	Percent of Class:

5.35%

(c)	Number of shares as to which such person has:

(1)	Master Global Assets Limited:

(i)	Sole power to vote or to direct the vote:

0

(ii)	Shared power to vote or to direct the vote:

1,888,397

(iii)	Sole power to dispose or to direct the disposition of:

0

(iv)	Shared power to dispose or to direct the disposition of:

1,888,397

CUSIP NO. 36268W100	Page 7 of 10

(2)	Michel Daher:

(v)	Sole power to vote or to direct the vote:

0

(vi)	Shared power to vote or to direct the vote:

1,888,397(1)

(vii)	Sole power to dispose or to direct the disposition of:

0

(viii)	Shared power to dispose or to direct the disposition of:

1,888,397(1)

(3)	Abdallah Daher:

(ix)	Sole power to vote or to direct the vote:

0

(x)	Shared power to vote or to direct the vote:

1,888,397(2)

(xi)	Sole power to dispose or to direct the disposition of:

0

(xii)	Shared power to dispose or to direct the disposition of:

1,888,397(2)

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.
(1)
Michel Daher, as Chairman and co-owner of Master Global Assets Limited, may be deemed to beneficially own and hold shared voting and dispositive power with respect to the shares of Issuer’s Common Stock owned by Master Global Assets Limited.

(2)	Abdallah Daher, as Director and co-owner of Master Global Assets Limited, may be deemed to beneficially own and hold shared voting and dispositive power with respect to the shares of Issuer’s Common Stock owned by Master Global Assets Limited.

CUSIP NO. 36268W100	Page 8 of 10

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item. 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a.11.

CUSIP NO. 36268W100	Page 9 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 16, 2012

MASTER GLOBAL ASSETS LIMITED

By:	/s/ Michel Daher
Michel Daher, Chairman

/s/ Michel Daher
Michel Daher

/s/ Abdallah Daher
Abdallah Daher

CUSIP NO. 36268W100	Page 10 of 10

EXHIBIT INDEX

Exhibit A – Joint Filing Agreement

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on Schedule 13G, and any amendments hereto, filed on behalf of each of the parties hereto.

Dated: November 16, 2012

MASTER GLOBAL ASSETS LIMITED

By:	/s/ Michel Daher
Michel Daher, Chairman

/s/ Michel Daher
Michel Daher

/s/ Abdallah Daher
Abdallah Daher